SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE MINUTES OF THE 984th BOARD OF DIRECTORS' MEETING

On March 23, 2023, at 9:00 a.m., the undersigned members of the Company’s Board of Directors met, at the call of Mario Engler Pinto Junior, Chair of the Board of Directors, via videoconference and electronic platform, on an ordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho no. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below. We registered that Luiz Fernando Beraldo Guimarães, Advisor to the CEO’s Office, and Gerson Y. Yamanishi, Management Analyst, participated in the meeting.

(...)

As agreed in the Board of Director’s meeting of February 28, 2023, the proposed amendments to the Bylaws and amendments to the Remuneration and Representation Bonus Policy were forwarded to CODEC. At this meeting, the Chairman of the Board and the Chief Executive Officer informed the Board of Directors that CODEC defined new guidance on the treatment of the matter within the scope of the shareholders' meeting, as set out in CODEC Official Letters 067/2023 and 068/2023, made available at electronic platform. Thus, the Institutional Policy for Compensation of Directors, Officers, members of the Fiscal Council and Statutory Committees - PI0034.v3, whose forwarding to the CODEC was approved in the 983rd Board of Director’s meeting, will be adjusted to reflect the manifestation of the controlling shareholder, according to CODEC Official Letter 068/2023, of March 22, 2023. The Corporate Management Office and the Personnel Management Superintendence will be responsible for carrying out said adjustment.

(...)

Minutes signed by the attending members of the Board of Directors: Mario Engler Pinto Junior, André Gustavo Salcedo Teixeira Mendes, Claudia Polto da Cunha, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Leonardo Augusto de Andrade Barbosa, Luís Eduardo Alves de Assis, Marcelo Munhoz Auricchio, Ronaldo Coppa, and Wilson Newton de Mello Neto.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, April 28, 2023.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 5, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.